GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                           Telephone +353 87 153 6399

                                December 20, 2012

Tom Jones
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Greenwind NRG Inc.
         Registration Statement on Form S-1
         Filed September 4, 2012
         File No. 333-178741

Dear Mr. Jones

     Thank you for your call on September 19, 2012 to our securities counsel, Scott Doney, Esq., regarding the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). Below are the verbal comments provided to Mr. Doney and attached herewith are the portions of the Form S-1 that have been revised in connection with those comments. Please let us know if these changes are expectable and the Company will file Amendment No. 7 to its Form S-1 to complete the registration process.

1.   Revise Rule 144 disclosure and financials

- The registration statement has been revised to change the Rule 144 disclosure and to include revised financials. See attached pages.

2. Date of termination of offering - says both March 31, 2012 and 180 days-Make consistent.

- The registration statement has been revised to make dates consistent throughout. See attached pages.

3. Make sure are updated with the financials - risk factors, dilution, related party section, liquidity and capital resources, results of operations.

- New financial information has been updated throughout the registration statement. See attached pages.

4. The title of this risk factor needs to be changed. Also, you deleted information in the text in last filed amendment that needs to be brought back in. So go back and add the text back from the amendment before last. The SEC just wants the title changed.

- The risk factor has been changed as requested by the SEC. See attached pages.

5. You took out the following risk factor in the last amendment. Put it back in.

U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGEMENTS BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS NON U.S RESIDENT OFFICERS AND DIRECTORS.

While we are organized under the laws of State of Nevada, ourofficers and directors are both non-U.S. residents. Consequently, it may be difficult for investors to affect service of process on Mr. Tadhq Sammon and Mr. James Sammon in the United States and to enforce in the United States judgments obtained in United States courts against these individuals based on the civil liability provisions of the United States securities laws. Since all our assets will be located in Ireland it may be difficult or impossible for U.S. investors to collect a judgment against us. As well, any judgment obtained in the United States against us may not be enforceable in the United States.

- The risk factor has been put back in as requested by the SEC.

                                   Sincerely,

                                   Greenwind NRG Inc.


                                   /s/ James Sammon
                                   --------------------------

    As Filed With the Securities and Exchange Commission on December 20, 2012

                                                     Registration No. 333-178741
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM S-1/A
                                  AMENDMENT #7

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               GREENWIND NRG INC.
                (Name of registrant as specified in its charter)

          Nevada                                3612                            68-0679973
(State or Other Jurisdiction        (Primary Standard Industrial               (IRS Employer
    Of Organization)                     Classification Code)              Identification Number)

             69 Saphire, The Grange, Stilorgan, Co.                                Business Filings Incorporated
                        Dublin, Ireland                                              8040 Excelsior Dr. Ste 200
                     Tel: +353 87 153 6399                                               Madison WI, 53717
      (Address, including zip code, and telephone number,            (Name, address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)            including area code, of agent for service)

                                   Copies to:
                        Cane Clark, LLP., Attorney at Law
                    3273 E. Warm Springs Las Vegas, NV 89120
                            telephone (702) 312-6255
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS                SUBJECT TO COMPLETION, DATED _____________

                                   PROSPECTUS

                               GREENWIND NRG INC.
                        10,000,000 SHARES OF COMMON STOCK
                           $0.001 PAR VALUE NO MINIMUM
                                 $0.01 PER SHARE

This is an initial public offering of 10,000,000 shares of the common stock of Greenwind NRG Inc. ( "Greenwind" or "Greenwind NRG") Greenwind is offering all of the 10,000,000 shares.

Prior to this offering there has been no public market for our stock. The offering price for the shares is $0.01 per share. This offering is a self-underwritten offering conducted by our two officers and directors on a "best efforts" basis.

We intend to seek inclusion of our common stock for quotation on the OTC Bulletin Board, however there is no assurance that our common stock will ever become quoted. There is no minimum offering of our common stock. All funds received from the offering, if any, will be deposited directly into our bank account.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your investment.

We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.


Approximate date of commencement of proposed sale to the public as soon as practicable after the Registration Statement is effective. The offering shall terminate on the earlier of (i) March 31, 2012 (ii) 180 days after the effectiveness of the registration statement (iii) when the offering is fully subscribed for. The offering may end sooner than this date if management has sold all the shares being offered or at such a time management decides they have exhausted all sources of financing.


Note that none of the funds from this offering will be placed in escrow, trust of similar account but will be available to the Company immediately. Investors are at risk of losing their entire investment if the Company is unable to raise the minimum amount needed to begin operations. In our prospectus we have defined our lower range of $50,000 USD to adequately launch the Company.

INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" ON PAGE 8 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          Underwriting
                                          Discounts and        Proceeds to
                     Offering Price       Commissions(1)        Company(2)
                     --------------       --------------        ----------
    Per Share          $   0.01              $   0              $   0.01
    Maximum            $100,000              $   0              $100,000


(1)(2) Proceeds to the company are calculated before the deduction of expenses in connection with this offering and payable by the company, which are estimated at approximately $20,000 and include filing, legal, accounting, printing and other miscellaneous fees all of which will be paid to unaffiliated third parties from $20,000 raised prior to this offering through equity and debt.


           THE DATE OF THIS PROSPECTUS IS ___________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                            SUBSCRIPTION INFORMATION

Subscribers purchasing the shares should make checks payable to Greenwind NRG Inc. Subscribers should also complete a Purchase Order Form, a form of which is enclosed herewith as Appendix 99.1 to this prospectus. For convenience, both Purchase Order Forms will be included with this prospectus. Additional copies of either of these Purchase Order Forms may be obtained by writing, calling or faxing the company at its office: Telephone +353 87 153 6399

                      DEALER PROSPECTUS DELIVERY OBLIGATION

Until ________(90 days after the effective date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

As an emerging growth company we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

THE OFFERING

Following is a brief summary of this offering:

Securities being offered     Up to 10,000,000  shares of common stock, par value
                             $0.001.

Offering price per share     The offering price will be fixed at $0.01 per share
                             for the duration of the offering


Offering period              The offering shall terminate on the earlier of (i)
                             May 31, 2013 (ii) 180 days after the effectiveness of The registration statement (iii) when the offering is fully subscribed for. Our ability to terminate the offering is limited to ending the duration of the offering and accepting the amount of shareholder funds as of the termination date.


Net proceeds to us           $100,000 (only if all shares in this offering are
                             sold)

Use of proceeds              We will use the proceeds to pay for  administrative
                             expenses,  the implementation of our business plan,
                             and working capital.
Number of shares
outstanding before the
offering                     9,000,000

Number of shares
outstanding after the
offering if all of the
shares are sold              19,000,000

Market for the
common stock                 There has been no market  for our  securities.  Our
                             common stock is not traded on any exchange or on the Over-the-Counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with FINRA for our common stock to become eligible for trading on the Over-the-Counter
                             Bulletin Board. We do not yet have a market maker who has agreed to file such application. Even if we are able to obtain sponsorship of a market maker there is no guarantee that an application will be filed, our stock will become quoted or a market for our common stock will develop.

                             There is no assurance that a trading market will develop or, if developed, that it will be sustained. Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so.

LIQUIDITY

There is currently no market for our common stock and we can provide no assurance that a market will develop.

To the extent that we are able, we aim to obtain quotation of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement, of which this prospectus forms a part. However, we can provide investors with no assurance that our shares will be quoted on the OTC Bulletin Board or, if quoted, that a public market will materialize. In order to obtain quotation on the OTC Bulletin Board our company will be required to procure the sponsorship of a registered market maker. Even if we are able to obtain sponsorship of a market maker there is no guarantee that an application will be filed, our stock will become quoted or a market for our common stock will develop.. As a result we may be unable to quote our common stock on the OTC Bulletin Board,

If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

OWNERSHIP

Mr. James Sammon presently owns 55.6% of our outstanding common stock while Mr. Tadhg Sammon owns 44.4% of our common stock. Together our two directors own 100% of our outstanding common stock prior to this Offering and may continue to own the majority of our registered shares after the offering. This could allow them to control the Company and its operations. Officers and Directors will not be purchasing additional shares in this offering. James Sammon and Tadhq Sammon are brothers.

SELECTED FINANCIAL DATA

The following financial information summarizes the more complete historical financial information at the end of this prospectus. Total Expenses are composed of incorporation costs, Legal and audit costs. These expenses are required in order to initiate and complete our public offering.


BALANCE SHEET DATA

                                       As of            As of              As of
                                      July 31,        October 31,        October 31,
                                        2012             2011               2010
                                      --------         --------           --------
                                     (unaudited)       (audited)          (audited)
Cash                                  $  1,304         $ 17,582           $      0
Total Assets                          $  2,145         $ 19,302           $      0
Liabilities                           $  6,170         $  8,615           $      0
Total Stockholder's Equity (Deficit)  $ (4,025)        $ 10,687           $      0

STATEMENT OF OPERATIONS

                                                                                             For the
                                       For the         For the                             Period from
                                    Three Months     Nine Months        For the Year    February 25, 2010
                                       Ended            Ended              ended          (Inception) to
                                      July 31,         July 31,          October 31,       October 31,
                                        2012             2012               2011              2010
                                      --------         ---------          --------          --------
                                     (unaudited)      (unaudited)         (audited)         (audited)

Revenue                               $      0         $       0          $      0          $      0
Net Profit (Loss) for Reporting
 Period                               $ (4,632)        $ (14,712)         $ (7,313)         $      0

WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING TO START OUR BUSINESS, THE PROCEEDS OF WHICH MAY BE INSUFFICIENT TO ACHIEVE REVENUES. WE MAY NEED TO OBTAIN ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE.

We have not started our business. We need the proceeds from this offering to start our operations. If $100,000 is raised, this amount will likely enable us to begin the process of developing our website and marketing strategy as well as give us the ability to have a small inventory or products. The marketing strategy includes web marketing, news paper advertising and trade show attendance. We may need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

BECAUSE THERE IS NO MINIMUM OFFERING AMOUNT AND NO LIQUIDITY IS GUARANTEED FROM THIS OFFERING YOU ARE AT RISK OF LOSING YOUR ENTIRE INVESTMENT IF WE ARE UNABLE TO RAISE ENOUGH TO LAUNCH OUR BUSINESS.

Funds from this offering will be available to the Company immediately and not held in escrow. If we are unable to raise a minimum amount to achieve a suitable launch of operations (estimated to be approximately $50,000 USD) you could lose your entire investment. There is no guarantee that we will be able to access the minimum funds required to achieve a suitable launch of operations. In addition we have no market for trading of our common stock at this time and there is no guarantee that a market will develop in the future. Without an adequate market to buy and sell shares you could lose your entire investment.


U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGEMENTS BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS NON U.S RESIDENT OFFICERS AND DIRECTORS.

While we are organized under the laws of State of Nevada, ourofficers and directors are both non-U.S. residents. Consequently, it may be difficult for investors to affect service of process on Mr. Tadhq Sammon and Mr. James Sammon in the United States and to enforce in the United States judgments obtained in United States courts against these individuals based on the civil liability provisions of the United States securities laws. Since all our assets will be located in Ireland it may be difficult or impossible for U.S. investors to collect a judgment against us. As well, any judgment obtained in the United States against us may not be enforceable in the United States.


BY TAKING PLAY IN THE OFFERING YOUR POSITION WILL BE DILUTED BY THE CURRENTLY 9,000,000 SHARES OUTSTANDING AND HELD BY THE CURRENT SHAREHOLDERS OF THE COMPANY.


At the time of this offering there are currently 9,000,000 shares issued and outstanding. If we raise the entire amount in this offering your investment of $0.01 per share will instantly be diluted on a cash basis by $0.0050 per share.When purchasing shares in this offering you will be diluted by this amount. Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. More information regarding specific dilution can be found on page 15 of the prospectus.


WE MAY IN THE FUTURE ISSUE ADDITIONAL SHARES OF COMMON STOCK, WHICH WOULD REDUCE INVESTORS' PERCENT OF OWNERSHIP AND MAY DILUTE OUR SHARE VALUE.

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, par value $0.001 per share, of which 9,000,000 shares are issued and outstanding. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

WE HAVE SPECIFIC RISKS RELATED TO OUR RELIANCE ON A SOLE SUPPLIER OF WIND POWER GENERATION PRODUCTS.

We only have one supplier for our products which we will intend to base our business model around. If this supplier should go out of business or discontinue production of products we require our business could fail and you could lose your investment.

OUR BUSINESS CAN BE AFFECTED BY CURRENCY RATE FLUCTUATIONS AS WE HAVE SUPPLIERS IN CHINA, CLIENTELE IN EUROPE AND REPORT IN U.S. DOLLARS.

All of our business in Europe will be in Euros. Because of this we are affected by changes in foreign exchange rates. Over the past year the exchange rate between the Euro and the US Dollar has fluctuated drastically. Some of our expenses will be in US Dollars however the majority of our revenues, at least in our first year, will be in Euros. We have no assurance of expectations of earning any revenue during the first fiscal year. If we are not able to successfully protect ourselves against those currency fluctuations, then our profits will also fluctuate and could cause us to be less profitable or incur losses, even if our business would otherwise be profitable.

DUE TO THE DEFINITION OF QUORUM IN OUR BYLAWS, THERE IS A POSSIBILITY THAT MINORITY SHAREHOLDERS COULD TAKE CONTROL OF OUR COMPANY THROUGH ACTIONS TAKEN AT SHAREHOLDER MEETINGS.

Our bylaws define quorum as two shareholders present to vote at a special or annual meeting of the company. At these meetings, shareholder can vote on various corporate matters, including the election of the board of directors. If our company holds an annual or special meeting of its shareholders for the purposes of electing a new board of directors, and only minority shareholders submit votes, they will be able to elect the company's board of directors. This board of directors may then take corporate actions which may be viewed as unfavorable to the majority of our company's shareholders."

WE LACK AN OPERATING HISTORY AND HAVE NOT GENERATED ANY REVENUES OR PROFIT TO DATE. THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE REVENUES. IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY, WE MAY HAVE TO CEASE OPERATIONS.


We were incorporated in February of 2010 and we have not started our proposed business operations or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $22,024. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to earn profit by attracting enough customers who will pay for our services. We cannot guarantee that we will be successful in generating substantial revenues and profit in the future. It is likely that we will not be able to achieve profitability and will have to cease operations due to lack of funding.

BECAUSE OUR DIRECTOR AND OFFICER, JAMES SAMMON, HAS LITTLE EXPERIENCE IN WRITING BUSINESS AND FINANCIAL DISCLOSURES, THERE IS A RISK THAT OUR PROSPECTUS AND OTHER SEC FILINGS MAY NOT CLEARLY AND ADEQUATELY COMMUNICATE OUR BUSINESS PLAN AND MANAGEMENT'S ANALYSIS ABOUT OUR COMPANY.

James Sammon, a director and officer of the Company, helped to draft the budget requirements, plan of operations and business plan. Mr. Sammon does not have a corporate law background and is not experienced in writing business plans. We have spent a great deal of time and effort in preparing our Prospectus and intend to take all steps necessary to improve our disclosures in the future, but the lack of competent drafting skills and personnel to accomplish the task of drafting well written business and financial disclosures could diminish our ability to clearly and adequately communicate our business intentions and management's analysis about our company.


PARTICIPATION IS SUBJECT TO RISKS OF INVESTING IN MICRO CAPITALIZATION
COMPANIES.

Micro-capitalization companies generally have limited product lines, markets, market shares and financial resources. The securities of such companies, if traded in the public market, may trade less frequently and in more limited volume than those of more established companies. Additionally, in recent years, the stock market has experienced a high degree of price and volume volatility for the securities of micro capitalization companies. In particular, micro capitalization companies that trade in the over-the-counter markets have experienced wide price fluctuations not necessarily related to the operating performance of such companies.


Investing in Greenwind NRG Inc. has its own specific risks that are discussed throughout the risk factors section.


OUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION BECAUSE THERE IS SUBSTANTIAL UNCERTAINTY THAT WE WILL CONTINUE OPERATIONS IN WHICH CASE YOU COULD LOSE YOUR INVESTMENT.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your investment.

BECAUSE WE OFFER WARRANTIES ON OUR PRODUCTS AND DO NOT MAINTAIN INSURANCE THERE IS A RISK THAT A HIGH FAILURE RATE COULD RESULT IN REDUCED PROFITS OR A CEASE IN OPERATIONS.

We intend to offer one year warranty on all products. At this time we do not have accurate data regarding the percentage of units that will break within the first year of operations. There is a potential risk to shareholders that product failure could result in a reduction in profits.

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.

BECAUSE OUR OFFICERS AND DIRECTORS HAVE OTHER BUSINESS INTERESTS, THEY MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our two officers and directors James Sammon and Tadhq Sammon will only be devoting limited time to our operations. James will be handling most of the company's day to day operations and intends to devote 10 hours of his week to our business affairs until such a time when a salary can be drawn. Tadhq will be available on an as needed basis until full operations begin. Because our directors will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to them. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations. It is possible that the demands on James Sammon from his other obligations could increase with the result that she would no longer be able to devote sufficient time to the management of our business. In addition, James may not possess sufficient time for our business if the demands of managing our business increase substantially beyond current levels.

BECAUSE WE INTEND TO HOLD THE PAYMENT FOR YOUR SUBSCRIPTION FOR UP TO TWO WEEKS, YOU WILL NOT EARN ANY INTEREST AND OUR CREDITORS COULD CLAIM A RIGHT TO YOUR FUNDS.

We intend aggregate subscriptions from investors in this offering and, if the subscriptions are accepted, issue shares for such subscriptions every two weeks commencing at the effectiveness of this Prospectus. Therefore, your funds may be held by us for up to two weeks before a decision is made to accept or reject your subscription. During this time, you will not be able to use the funds for another opportunity and you will not earn any interest on those funds. Also, there is a risk that our creditors may claim a right to those funds since they will be in our general operating bank account. If we do not accept your subscription, within 2 business days we will we will return to you the entire amount submitted, without interest or deduction. If our creditors are able to freeze our bank account and claim title to those funds, however, you may lose the money you submit to us to purchase shares in this offering.

IF WE SELL ONLY 50% OF THE SHARES IN THIS OFFERING OUR OFFICERS AND DIRECTORS WILL OWN 64.3% OF OUR OUTSTANDING COMMON STOCK, THEY WILL MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS.

After completion of the offering if only 5,000,000 of the shares are sold, Mr. James Sammon and Mr. Tadhq Sammon will own 64.3% of the outstanding shares of our common stock. Accordingly, they will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of our officers and directors may differ from the interests of the other stockholders and may result in corporate decisions that are disadvantageous to other shareholders. As a small company, with limited financial resources, we anticipate that we will continue to enter into agreements and have transactions with officers and directors. These agreements and the transactions involve a conflict of interest. A conflict of interest exists when a party has an interest on both sides of a transaction. And while we will attempt to resolve all conflicts of interests on terms that are fair to the Company and equivalent to terms that could be obtained in arms-length transactions with third parties, we cannot assure you that we will be successful in these efforts.

USE OF PROCEEDS

Our offering is being made on a self-underwritten basis-- no minimum of shares must be sold in order for the offering to precede. The offering price per share is fixed at $0.01 per share for the duration of the offering. There is no assurance that we will raise the full $100,000 as anticipated.

The following table below sets forth the uses of proceeds assuming the sale of 50% and 100% of the securities offered for sale in this offering by the company.


                                                  $50,000            $100,000
                                                  -------            --------

Gross proceeds                                   $ 50,000            $100,000
Offering expenses *                              $ 20,000            $ 20,000
Net proceeds                                     $ 50,000            $100,000

The net proceeds will be used as follows:

(Inventory)                                      $ 26,000            $ 46,000
Website development                              $  4,000            $  4,000
Marketing and advertising                        $  8,000            $ 12,000
Audit, accounting and filing fees                $ 10,000            $ 10,000
Working capital                                  $  2,000            $ 28,000

----------
* note the offering expense have/will be paid using current assets and debt of the company.


PRIORITY SEQUENCE

Below is the priority sequence for capital budgeting. If we are not able to raise the full amount of the proposed offering we intend to use any funds raised in the order listed below:

     1 - Audit, accounting and filing fees
     2 - Website development
     3 - Marketing and advertising
     4 - (Inventory)
     5 - Working capital

Total offering expenses are estimated to be $20,000, and have been covered by the $18,000 equity and $4,115 debt invested by our two directors, and officers Mr. James Sammon and Mr. Tadhq Sammon. The anticipated expenses consist of $6,000 for legal fees; $1,700 for accounting fees and expenses; $7,000 for auditor fees and expenses, $2,050 for draft website creation, $3,000 for EDGAR fees, $242.87 for miscellaneous and bank charges and $7.13 for our SEC filing fee.

Upon the completion of this offering and if circumstances and market conditions allow, we intend to immediately complete the development of our website "www.greenwindnrginc.com" We have already hired a web designer to create an initial website and once additional funds are raised we will look to complete the content. The cost of our website is estimated to be approximately $6,000, $2,050 of which has already been incurred.


The marketing and advertising campaign will consist of web search optimization, online marketing, sponsorship sustainable energy events, and print media advertising. The cost of developing the campaign is estimated to be $12,000 for the first year.

Working capital is the cost related to operating our business. It is comprised of expenses for telephone service, mail, stationery, accounting, expenses of filing reports with the SEC, product ordering, and general working capital.

If we are not able to raise the $50,000 described in the alternative scenario expenses associated with inventory would be reduced while website development, marketing and audit fees would take priority in order to begin operations and maintain the company's good standing.

                         DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $100,000 in this offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

     -    our lack of operating history
     -    the proceeds to be raised by the offering
     - the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing Stockholders, and
     -    our relative cash requirements.

                  DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.


As of April 30 2012 the net tangible book value of our shares of common stock was ($4,025) or approximately ($ 0.0005) per share based upon 9,000,000 shares outstanding. Our anticipated costs associated with the completion of this offering are approximately $20,000, $2,050 of which has been covered for website creation, $13,000 has been covered for legal and audit, $1,700 has been covered for accounting and 2,800 has been covered for EDGAR fees. This leaves a balance of $450 for costs associated with this offering. The post offering net tangible book value amounts to ($4,475) or approximately ($0.0005) per share based on 9,000,000 shares outstanding for the purpose of the following calculation.


IF 100% OF THE SHARES ARE SOLD:


Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 19,000,000 shares to be outstanding will be approximately $95,525 or approximately $0.0050 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0055 per share without any additional investment on their part. You will incur an immediate dilution from $0.01 per share to $0.0050 per share.


After completion of this offering, if 10,000,000 shares are sold, you will own 52.6% of the total number of shares then outstanding for which you will have made cash investment of $100,000, or $0.01 per share. Our existing stockholders will own 47.4% of the total number of shares then outstanding, for which they have made contributions of cash totaling $18,000 or $0.002 per share.

IF 50% OF THE SHARES ARE SOLD


Upon completion of this offering, in the event 5,000,000 shares are sold, the net tangible book value of the 14,000,000 shares to be outstanding will be $45,525 or approximately $0.0032 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0037 per share without any additional investment on their part. You will incur an immediate dilution from $0.01 per share to $0.0032 per share.


After completion of this offering you will own approximately 35.7% of the total number of shares then outstanding for which you will have made cash investment of $50,000, or $0.01 per share. Our existing stockholders will own approximately 64.3% of the total number of shares then outstanding, for which they have made contributions of cash totaling $18,000 or $0.002 per share.

The following table compares the differences of your investment in our shares with the investment of our existing stockholders.


EXISTING STOCKHOLDERS IF ALL OF THE SHARES ARE SOLD:
  Price per share                                                   $     0.002
  Net tangible book value per share before offering                 $   (0.0005)
  Net tangible book value per share after offering                  $     0.005
  Increase to present stockholders in net tangible book value
  per share after offering                                          $    0.0055
  Capital contributions                                             $    18,000
  Number of shares outstanding before the offering                    9,000,000
  Number of shares after offering assuming the sale of the maximum
  number of shares                                                   19,000,000
  Percentage of ownership after offering                                   47.4%

PURCHASERS OF SHARES IN THIS OFFERING IF ALL 100% SHARES SOLD
  Price per share                                                   $      0.01
  Dilution per share                                                $    0.0020
  Capital contributions                                             $   100,000
  Number of shares after offering held by public investors           10,000,000
  Percentage of capital contributions by existing shareholders             15.2%
  Percentage of capital contributions by new investors                     84.8%
  Percentage of ownership after offering                                   52.8%

PURCHASERS OF SHARES IN THIS OFFERING IF 50% OF SHARES SOLD
  Price per share                                                   $      0.01
  Dilution per share                                                $    0.0067
  Capital contributions                                             $    50,000
  Percentage of capital contributions by existing shareholders             26.5%
  Percentage of capital contributions by new investors                     73.5%
  Number of shares after offering held by public investors            5,000,000
  Percentage of ownership after offering                                   35.7%

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales person's compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.

OFFERING PERIOD AND EXPIRATION DATE


The offering shall terminate on the earlier of (i) May 31, 2013 (ii) 180 days after the effectiveness of the registration statement (iii) when the offering is fully subscribed for. Our ability to terminate the offering is limited to ending the duration of the offering and accepting the amount of shareholder funds as of the termination date


PROCEDURES FOR SUBSCRIBING

If you decide to subscribe for any shares in this offering, you must

     -    execute and deliver a subscription agreement
     -    deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to Greenwind NRG Inc.

Subscribers will receive share certificates via mail to the address listed on the subscription agreement.

PLAN OF OPERATION

Upon completion of our public offering, our specific goal is to profitably market, sell and distribute product on our website www.Greenwindnrginc.com. Our plan of operation is as follows:

COMPLETE OUR PUBLIC OFFERING

We expect to complete our public offering within 120 days after the effectiveness of our registration statement by the Securities and Exchange Commissions. We intend to concentrate all our efforts on raising capital during this period. We do not plan to begin business operations until we complete our public offering.

The following table below sets forth the uses of proceeds assuming the sale of 50% and 100% of the securities offered for sale in this offering by the company. Management believes these costs will cover the necessary proceeds for company to develop our operations to the point that we may begin delivering services.


                                                  $50,000            $100,000
                                                  -------            --------

Gross proceeds                                   $ 50,000            $100,000
Offering expenses *                              $ 20,000            $ 20,000
Net proceeds                                     $ 50,000            $100,000

The net proceeds will be used as follows:

(Inventory)                                      $ 26,000            $ 46,000
Website development                              $  4,000            $  4,000
Marketing and advertising                        $  8,000            $ 12,000
Audit, accounting and filing fees                $ 10,000            $ 10,000
Working capital                                  $  2,000            $ 28,000

----------
* note the offering expense have/will be paid using current assets and debt of the company.


Once we have completed our offering, our specific business plan for the next 8 months is as follows:

RESULTS OF OPERATIONS


FOR THE NINE MONTHS ENDED JULY 31, 2012 AND PERIOD FROM INCEPTION TO JULY 31,
2012

Our operating expenses for the nine months ended July 31, 2012 were $14,712, which consisting of $10,040 in professional fees, $879 in depreciation and $3,792 in general and administrative expenses. Our operating expenses for the period from February 25, 2010 (Date of Inception) to July 31, 2012 were $22,024, which consisted of $14,540 in professional fees, $2,050 for website design, $1,501 in depreciation, and $3,933 in general and administrative expenses. We have not started our proposed business operations and we have no plans to do so until we have completed this offering. To the extent that we are able and if market conditions allow, we expect to begin operations 120 days after we complete this offering.

Our net loss for the nine months ended July 31, 2012 was $14,712 and our net loss for the period from February 25, 2010 (Date of Inception) to July 31, 2012 was $22,024.

FOR THE YEAR ENDED OCTOBER 31, 2011 AND PERIOD FROM INCEPTION TO OCTOBER 31,
2011

Our operating expenses for the year ended October 31, 2011 were $7,313, which consisted of $4,500 in professional fees, $2,050 for website design, $622 in depreciation, and $141 in general and administrative expenses. Our operating expenses for the period from February 25, 2010 (Date of Inception) to October 31, 2011 were $7,313, which consisted of $4,500 in professional fees, $2,050 for website design, $622 in depreciation, and $141 in general and administrative expenses.

Our net loss for the year ended October 31, 2011 was $7,313 and our net loss for the period from February 25, 2010 (Date of Inception) to October 31, 2011 was $7,313.


LIQUIDITY AND CAPITAL RESOURCES

As of the date of this prospectus, we have yet to generate any revenues from our business operations.


As of July 31 2012, our total assets were $2,145 and our total liabilities were $6,170 composed of $2,055 in accounts payable and $4,115 owed to James Sammon, an officer and director of the Company.

Since inception, we sold 9,000,000 shares of common stock to our officers and directors for $18,000.


LIMITED OPERATING HISTORY; NEED FOR ADDITIONAL CAPITAL

There is no historical financial information about us upon which to base an evaluation of our performance. We are in start-up stage operations and have not generated any revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited financial and managerial resources, lack of managerial experience and possible cost overruns due to price and cost increases in services and products.

                                                                     Number of Shares          Percentage of
                                                   Percentage of      After Offering          Ownership After
                                  Number of          Ownership        Assuming all              the Offering
Name and Address                Shares Before       Before the        of the Shares         Assuming all of the
Beneficial Owner [1]             the Offering        Offering           are Sold              Shares are Sold
--------------------             ------------        --------           --------              ---------------
Keith Flynn                                0              0%                    0                    0%
3, the cottages, Barrintons ave
Blackrock, Cork, Ireland

James Sammon                       5,000,000           55.6%            5,000,000                 26.3%
SpurHill, Doughcloyne,
Togher, Cork. Ireland

Tadhq Sammon                       4,000,000           44.4%            4,000,000                 21.1%
6 Kings Fort Gardens
Castlepark Village
Mallow. Cork, Ireland

----------
[1] The person named above may be deemed to be a "PARENT" and "PROMOTER" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his/its direct and indirect stock holdings. Mr. James Sammon and Mr. Tadhq Sammon are the only "PROMOTERS" of our company.

FUTURE SALES BY EXISTING STOCKHOLDERS

A total of 9,000,000 shares of common stock were issued to our officers and directors, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing six months after their acquisition, provided that the issuer of the shares is not a "shell company" as defined in Rule 144(i). Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

There is no public trading market for our common stock. There are no outstanding options or warrants to purchase, or securities convertible into, our common stock. There are two holders of record for our common stock. The record holders are officers and directors who own 9,000,000 restricted shares of our common stock.

RULE 144


All of the 9,000,000 presently outstanding shares of our common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Pursuant to Rule 144, one year must elapse from the time a "shell company," as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a shell company and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at anytime previously a reporting or non-reporting shell company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, we are classified as a "shell company" under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. As such, all restricted securities may not be resold in reliance on Rule 144 until: (1) we file Form 10 information with the SEC when we cease to be a "shell company"; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company


                            DESCRIPTION OF SECURITIES

COMMON STOCK

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:

     - have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
     - are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
     - do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
     - are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

CASH DIVIDENDS

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

ANTI-TAKEOVER PROVISIONS

                               GREENWIND NRG INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS

Balance Sheets as of July 31, 2012 and October 31, 2011 (unaudited)         F-1

Statements of Operations for the three and nine months ended
July 31, 2012 and 2011 and the period from February 25, 2010
(Date of Inception) to July 31, 2012 (unaudited                             F-2

Statement of Stockholders' Equity as of July 31, 2012 (unaudited)           F-3

Statements of Cash Flows for the nine months ended July 31, 2012 and 2011 and the period from February 25, 2010 (Date of Inception)
to July 31, 2012 (unaudited)                                                F-4

Notes to Financial Statements (unadited)                                    F-5

Report of Independent Registered Public Accounting Firm                     F-10

Balance Sheets as of October 31, 2011 and 2010                              F-11

Statements of Operations for the periods ended October 31, 2011 and 2010 and the period from February 25, 2010 (Date of Inception)
to October 31, 2011                                                         F-12

Statement of Stockholders' Equity as of October 31, 2011                    F-13

Statements of Cash Flows for the periods ended October 31, 2011 and 2010 and the period from February 25, 2010 (Date of Inception)
to October 31, 2011                                                         F-14

Notes to Financial Statements                                               F-15

                               GREENWIND NRG INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           BALANCE SHEETS (unaudited)
                      AT JULY 31, 2012 AND OCTOBER 31, 2011

                                                                  July 31, 2012     October 31, 2011
                                                                  -------------     ----------------

ASSETS

Current Assets
  Cash and cash equivalents                                          $  1,304           $ 17,582
                                                                     --------           --------
Total Current Assets                                                    1,304             17,582

Property and equipment, net                                               841              1,720
                                                                     --------           --------

TOTAL ASSETS                                                         $  2,145           $ 19,302
                                                                     ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current Liabilities
  Accrued expenses                                                   $      0           $  4,500
  Accounts Payable                                                      2,055                  0
  Notes payable - related party                                         4,115              4,115
                                                                     --------           --------

Total Liabilities                                                       6,170              8,615
                                                                     --------           --------

Stockholders' Equity
  Common stock, par $0.001, 75,000,000 shares authorized,
   9,000,000 shares issued and outstanding (0 shares issued
   and outstanding - 2010)                                              9,000              9,000
  Additional paid in capital                                            9,000              9,000
  Deficit accumulated during the development stage                    (22,024)            (7,313)
                                                                     --------           --------
Total Stockholders' Equity                                             (4,025)            10,687
                                                                     --------           --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $  2,145           $ 19,302
                                                                     ========           ========


    The accompanying notes are an integral part of the financial statements.

                               GREENWIND NRG INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF OPERATIONS (unaudited)
               THREE AND NINE MONTHS ENDED JULY 31, 2012, AND 2011
           PERIOD FROM FEBRUARY 25, 2010 (INCEPTION) TO JULY 31, 2012

                                                                                                               Period from
                                        Three months      Nine months       Three months     Nine months    February 25, 2010
                                           ended             ended             ended            ended        (Inception) to
                                       July 31, 2012     July 31, 2012     July 31, 2011    July 31, 2011     July 31, 2012
                                       -------------     -------------     -------------    -------------     -------------
GROSS REVENUES                           $        0        $        0        $        0       $        0        $        0

OPERATING EXPENSES
  Professional fees                           2,263            10,040                 0                0            14,540
  Website design                                  0                 0                 0            2,050             2,050
  Depreciation                                  293               879               293              323             1,501
  General and administrative                  2,076             3,792                18              121             3,933
                                         ----------        ----------        ----------       ----------        ----------
TOTOAL OPERATING EXPENSES                     4,632            14,712               301            2,494            22,024
                                         ----------        ----------        ----------       ----------        ----------

LOSS FROM OPERATIONS                         (4,632)          (14,712)             (301)          (2,494)          (22,024)

OTHER EXPENSES                                    0                 0                 0                0                 0
                                         ----------        ----------        ----------       ----------        ----------

NET LOSS BEFORE INCOME TAXES                 (4,632)          (14,712)             (301)          (2,494)          (22,024)

PROVISION FOR INCOME TAXES                        0                 0                 0                0                 0
                                         ----------        ----------        ----------       ----------        ----------

NET LOSS                                 $   (4,632)       $  (14,712)       $     (301)      $   (2,494)       $  (22,024)
                                         ==========        ==========        ==========       ==========        ==========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING: BASIC AND DILUTED           9,000,000         9,000,000         3,000,000                0
                                         ==========        ==========        ==========       ==========

NET LOSS PER SHARE: BASIC AND DILUTED    $    (0.00)       $    (0.00)       $    (0.00)      $    (0.00)
                                         ==========        ==========        ==========       ==========


    The accompanying notes are an integral part of the financial statements.

                               GREENWIND NRG INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)
           PERIOD FROM FEBRUARY 25, 2010 (INCEPTION) TO JULY 31, 2012

                                                                                    Deficit
                                                                                  Accumulated
                                            Common Stock            Additional    During the       Total
                                       ----------------------        Paid in      Development   Stockholders'
                                       Shares          Amount        Capital         Stage         Equity
                                       ------          ------        -------         -----         ------
Inception, February 25, 2010                  0      $       0      $       0      $       0      $       0
                                      ---------      ---------      ---------      ---------      ---------
Net income for the period ended
 October 31, 2010                            --             --             --              0              0
                                      ---------      ---------      ---------      ---------      ---------
Balance, October 31, 2010                     0              0              0              0              0

Common stock issued for cash to
 founders at $0.002 per share         9,000,000          9,000          9,000             --         18,000

Net loss for the period ended
 October 31, 2011                            --             --             --         (7,313)        (7,313)
                                      ---------      ---------      ---------      ---------      ---------
Balance October 31, 2011              9,000,000          9,000          9,000         (7,313)        10,687

Net loss for the period ended
 July 31, 2012                               --             --             --        (14,712)       (14,712)
                                      ---------      ---------      ---------      ---------      ---------

Balance July 31, 2012                 9,000,000      $   9,000      $   9,000      $ (22,025)     $  (4,025)
                                      =========      =========      =========      =========      =========


    The accompanying notes are an integral part of the financial statements.

                               GREENWIND NRG INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF CASH FLOWS (unaudited)
                    NINE MONTHS ENDED JULY 31, 2012 AND 2011
           PERIOD FROM FEBRUARY 25, 2010 (INCEPTION) TO JULY 31, 2012

                                                                                         Period from
                                                   Nine months        Nine months     February 25, 2010
                                                      ended              ended         (Inception) to
                                                  July 31, 2012      July 31, 2011      July 31, 2012
                                                  -------------      -------------      -------------
Cash Flows from Operating Activities:
  Net loss for the period                           $(14,712)          $ (2,494)          $(22,024)
  Adjustments to Reconcile Net Loss to Net
   Cash Used in Operating Activities:
     Depreciation                                        879                323              1,501
  Changes in Assets and Liabilities
     Increase in accounts payable                      2,055                  0              2,055
     Increase in accrued expenses                     (4,500)                 0                  0
                                                    --------           --------           --------
Net Cash Used in Operating Activities                 16,278)            (2,171)           (18,469)
                                                    --------           --------           --------
Cash Flows from Investing Activities
  Purchase of property and equipment                       0             (2,342)            (2,342)
                                                    --------           --------           --------
Net Cash Used in Investing Activities                      0             (2,342)            (2,342)
                                                    --------           --------           --------
Cash Flows from Financing Activities:
  Proceeds from notes payable - related party              0              2,115              4,115
  Proceeds from the sale of common stock                   0             18,000             18,000
                                                    --------           --------           --------
Net Cash Provided by Financing Activities                  0             20,115             22,115
                                                    --------           --------           --------

Net Increase in Cash and Cash Equivalents            (16,278)            15,601              1,304

Cash and Cash Equivalents - Beginning                 17,582                  0                  0
                                                    --------           --------           --------

Cash and Cash Equivalents - Ending                  $  1,304           $ 15,601           $  1,304
                                                    ========           ========           ========
Supplemental Cash Flow Information:
  Cash paid for interest                            $      0           $      0           $      0
                                                    ========           ========           ========
  Cash paid for income taxes                        $      0           $      0           $      0
                                                    ========           ========           ========


    The accompanying notes are an integral part of the financial statements.

                               GREENWIND NRG INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 2012


NOTE 1 - NATURE OF BUSINESS

Greenwind NRG Inc. ("the Company" or "Greenwind") was incorporated under the laws of the State of Nevada on February 25, 2010. The Company is in the development stage and intends to commence operations in the business of off the grid wind power systems for residential, cabin, RV, boat and shop use. We intend to source equipment from suppliers at wholesale prices and market, distribute, setup and maintain this equipment. Our target market will be Ireland.

The Company has not generated any revenue to date and consequently its operations are subject to all risks inherent in the establishment of a new business enterprise. For the period from inception, February 25, 2010 through July 31, 2012 the Company has accumulated losses of $22,024.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Accounting Basis
The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted an October 31 fiscal year end.

Development Stage Company
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles related to development-stage companies. A development-stage company is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Fair Value of Financial Instruments
The carrying value of cash, accrued expenses and notes payable - related party approximate their fair value due to the short period of these instruments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of Six months or less to be cash equivalents.

Property and Equipment
The capital assets are being depreciated over their estimated useful lives using the straight line method of depreciation for book purposes.

                               GREENWIND NRG INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 2012


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
The Company will recognize revenue when products are fully delivered or services have been provided and collection is reasonably assured.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

Any deferred tax asset is considered immaterial and has been fully offset by a valuation allowance because at this time the Company believes that it is more likely than not that the future tax benefit will not be realized as the Company has no current operations.

Loss Per Common Share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments.

Stock-Based Compensation
Stock-based compensation is accounted for at fair value in accordance with ASC
718. To date, the Company has not adopted a stock option plan and has not granted any stock options.

As of July 31, 2012, the Company has not issued any stock-based payments to its employees.

Foreign Currency Translation
The Company's functional currency and its reporting currency is the United States dollar.

Recent Accounting Pronouncements
In May 2009, the FASB issued SFAS 165 (ASC 855-10) entitled "Subsequent Events". Companies are now required to disclose the date through which subsequent events have been evaluated by management. Public entities (as defined) must conduct the evaluation as of the date the financial statements are issued, and provide disclosure that such date was used for this evaluation. SFAS 165 (ASC 855-10) provides that financial statements are considered "issued" when they are widely distributed for general use and reliance in a form and format that complies with GAAP. SFAS 165 (ASC 855-10) is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. Management evaluated subsequent events through the date that such financial statements were issued.

                               GREENWIND NRG INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 2012


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)
In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. ("SFAS 168" or ASC 105-10) SFAS 168 (ASC 105-10) establishes the Codification as the sole source of authoritative accounting principles recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 (ASC 105-10) was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented.

As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the Codification in this Report by providing references to the Codification topics.

With the exception of the pronouncements noted above, no other accounting standards or interpretations issued or recently adopted are expected to have a material impact on the Company's financial position, operations or cash flows.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and consisted of the following:

                                         July 31, 2012        October 31, 2011
                                         -------------        ----------------
Wind turbine                                $  2,342             $  2,342
Less: Accumulated depreciation                (1,501)                (622)
                                            --------             --------
Property and equipment, net                 $    841             $  1,720
                                            ========             ========

The Company estimated the estimated useful life of the wind turbine to be two years.

Depreciation expense was $586 for the six months ended July 31, 2012.

NOTE 4 - ACCOUNTS PAYABLE

Accounts Payable at July 31, 2012 consisted of amounts owed to the Company's EDGAR filing agent.

NOTE 5 - NOTE PAYABLE - RELATED PARTY

During the year ended October 31, 2011, an officer and shareholder loaned the Company $4,115 to help fund operations. The loans are non-interest bearing, unsecured and due upon demand.

                               GREENWIND NRG INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 2012


NOTE 6 - CAPITAL STOCK

The authorized capital of the Company is 75,000,000 common shares with a par value of $ 0.001 per share.

In February 2011, the Company issued 9,000,000 shares of common stock at a price of $0.002 per share for total cash proceeds of $18,000.

There were 9,000,000 shares of common stock issued and outstanding as of July 31, 2012 and October 31, 2011, respectively.

NOTE 7 - COMMITMENTS

The Company neither owns nor leases any real or personal property. An officer has provided office services without charge. There is no obligation for the officer to continue this arrangement. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future.

NOTE 8 - INCOME TAXES

For the period ended July 31, 2012, the Company has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $22,024 at July 31, 2012, and will expire beginning in the year 2032.

The provision for Federal income tax consists of the following at July 31, 2012 and 2011:

                                              July 31, 2012      July 31, 2011
                                              -------------      -------------
Federal income tax benefit attributable to:
  Current operations                            $  5,002           $    719
  Less: valuation allowance                       (5,002)              (719)
                                                --------           --------
Net provision for Federal income taxes          $      0           $      0
                                                ========           ========

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows as of July 31, 2012 and October 31, 2011:

                                              July 31, 2012     October 31, 2011
                                              -------------     ----------------
Deferred tax asset attributable to:
  Net operating loss carryover                  $  7,488           $  2,486
  Less: valuation allowance                       (7,488)            (2,486)
                                                --------           --------
Net deferred tax asset                          $      0           $      0
                                                ========           ========

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of approximately $22,024 for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

                               GREENWIND NRG INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 2012


NOTE 9 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred losses of $22,024 since its inception and has not yet produced revenues from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern. Management anticipates that it will be able to raise additional working capital through the issuance of stock and through additional loans from investors.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to attain a satisfactory level of profitability and obtain suitable and adequate financing. There can be no assurance that management's plan will be successful.

NOTE 10 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to the period ended July 31, 2012 to the date these financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these financial statements.

DEALER PROSPECTUS DELIVERY OBLIGATION

UNTIL ________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THE OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITHRESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering (assuming all shares are sold), all of which are to be paid by the registrant, are as follows:


SEC Registration Fee                                            $     7.13
Website                                                         $ 2,050.00
Accounting Fees and Expenses                                    $ 1,700.00
EDGAR Fees                                                      $ 3,000.00
Auditor Fees and
Expenses                                                        $ 7,000.00
Legal Fees and Expenses                                         $ 6,000.00
Miscellaneous and Bank Charges                                  $   242.87
                                                                ----------
TOTAL                                                           $20,000.00
                                                                ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     1. Article XII of the Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement.
     2.   Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since inception, the Registrant has sold the following securities that were not registered under the Securities Act of 1933, as amended.

Name and Address              Date               Shares        Consideration
----------------              ----               ------        -------------
James Sammon              March 10, 2011       5,000,000          $10,000
Tadhq Sammon              March 10, 2011       4,000,000          $ 8,000

We issued the aggregate 9,000,000 shares to our officers and directors, both of whom were non U.S. residents. We completed this offering pursuant to Rule 903 of Regulation S under the Securities Act. Each sale of shares was completed as an "offshore transaction", as defined in Rule 902(h) of Regulation S, on the basis that: (i) each officer/director was outside of the United States at the time the offer to purchase the shares was made; and (ii) at the time the subscription agreement for the shares was executed, the officer/director was outside of the United States or we had a reasonable belief that the officer/director was outside of the United States. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States. Each officer/director represented to us that the officer/director was not a U.S. person, as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. Person. Each officer/director represented their respective intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends have been affixed to the stock certificate issued to each officer/director in accordance with Regulation S. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

ITEM 16. EXHIBITS.

The following exhibits are filed as part of this registration statement, pursuant to Item 601 of Regulation S-K.


Exhibit No.                     Document Description
-----------                     --------------------
   3.1       Articles of Incorporation (1)
   3.2       Bylaws (1)
   5.1       Opinion of  Cane Clark, LLP. Attorney At Law (1)
  10.1       Statement of No Debt Owing Anhui Hummer Dynamo Co. (1)
  10.2       Director Loan Agreement (1)
  10.3       Supply List Anhui Hummer Dynamo Co. (1)
  23.1       Consent of  Silberstein Ungar, PLLC
  23.2       Consent of Counsel is located in legal opinion filed as
             Exhibit 5.1 (1)
  99.1       Subscription Agreement (1)
  99.2       Private Subscription Agreement (1)


----------
(1) Previously filed

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Dublin Ireland on this 20th day of December 2012.


                             GREENWIND NRG INC


                             BY: /s/ James Sammon
                                 -----------------------------------------------
                                 James Sammon, President, Chief Executive
                                 Officer, and Member of the Board of Directors


                             BY: /s/ Tadhq Sammon
                                 -----------------------------------------------
                                 Tadhq Sammon, Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and Member of the Board of Directors.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                             BY: /s/ James Sammon
                                 -----------------------------------------------
                                 James Sammon, President, Chief Executive
                                 Officer, and Member of the Board of Directors


                             BY: /s/ Tadhq Sammon
                                 -----------------------------------------------
                                 Tadhq Sammon, Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and Member of the Board of Directors.


                                 December 20, 2012